UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

579793100
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Landry’s Restaurants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON LSRI Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 hereby amends such Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,496,281 Shares owned directly by Mr. Fertitta is approximately $4,647,687, including brokerage commissions.  Such shares were acquired with his personal funds.

Set forth herein and on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned, if any, by each director and executive officer of Landry’s and LSRI.  Unless otherwise indicated thereon, each of the persons listed on Schedule B acquired such shares with personal funds.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On April 7, 2011, LSRI commenced the previously announced all-cash offer to acquire all of the issued and outstanding shares of common stock of the Issuer for $9.25 per Share, subject to certain conditions.  Also on April 7, 2011, Mr. Fertitta sent a letter to the Issuer’s Board of Directors informing them of the commencement of the Tender Offer and expressing his preference to engage in mutually beneficial discussions for a negotiated transaction.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 14,835,332 Shares outstanding, which is the total number of Shares outstanding as of March 1, 2011, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2011.

As of the close of business on April 7, 2011, Mr. Fertitta owned directly 1,496,281 Shares, constituting approximately 10.1% of the Shares outstanding.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares beneficially owned, if any, by each director and executive officer of Landry’s and LSRI.

Except as set forth herein or on Schedule B hereto, none of Landry’s, LSRI or the individuals listed on Schedule A, directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Landry’s and LSRI may be deemed to beneficially own the 1,496,281 Shares owned directly by Mr. Fertitta.  Each of Landry’s and LSRI disclaims beneficial ownership of such Shares.

Item 5(b) is hereby amended to add the following:

Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

CUSIP NO. 579793100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2011

/s/ Tilman J. Fertitta
Tilman J. Fertitta

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

LSRI HOLDINGS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	President

CUSIP NO. 579793100

SCHEDULE B

Interest in Securities of the Issuer by the Executive Officers and Directors of LSRI Holdings, Inc. and Landry’s Restaurants, Inc.

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost
Richard H. Liem	5,000	Less than 1%	28,509.99